Kurv ETF Trust 485BPOS

Exhibit 99.(d)(2)

SCHEDULE A

TO THE

INVESTMENT ADVISORY AGREEMENT

DATED JUNE 14, 2024,

BETWEEN KURV ETF TRUST AND KURV INVESTMENT MANAGEMENT LLC

(THE “AGREEMENT”)

Fund	Advisory Fee Rate	Effective Date
Kurv TaxOptimized US Large Cap ETF	0.50% of the Fund’s average daily net assets	June 14, 2024
Kurv Enhanced Short Maturity ETF	0.45% of the Fund’s average daily net assets	June 14, 2024
Kurv Technology Titans Select ETF	0.99% of the Fund’s average daily net assets	June 28, 2024

The parties hereto agree to the terms of this Appendix A to the Agreement effective as of June 28, 2024.

KURV ETF TRUST

By:	/s/Howard Chan
Name: Howard Chan
Title: President, Principal Executive Officer, and Trustee

KURV INVESTMENT MANAGEMENT LLC

By:	/s/Howard Chan
Name: Howard Chan
Title: President